UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Nine Months ended September 30, 2026

Commission File No. 000-51808

Athena Gold Corporation

(Name of Registrant)

Suite 301, 15 Toronto St, Toronto, ON, M5C 2E3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Athena Gold Corporation (Registrant)
Dated: November 12, 2026	By: /s/ Koby Kushner Koby Kushner President and CEO

2

Condensed Interim Consolidated Financial Statements

For the nine months ended

September 30, 2026

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

3

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Athena Gold Corporation (the “Company”) as at and for the nine months ended September 30, 2026, have been prepared by the management of the Company and approved by the Company’s Audit Committee.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of condensed interim financial statements by an entity’s auditor.

4

Athena Gold Corporation Condensed Interim Consolidated Statements of Financial Position Unaudited – Prepared by Management (Expressed in Canadian Dollars)
As at September 30, 2026, December 31, 2025 and January 1, 2025

		September 30,	December 31,	January 1,
		2026	2025	2025
	Note	$	$	$
Assets
Current assets
Cash and cash equivalents		482,647	2,839,369	347,896
Prepayments and receivables		407,519	796,846	166,073
Investment in securities	2	1,742,939	4,030,559	540,814
		2,633,105	7,666,774	1,054,783
Non-current assets
Deposits		–	–	24,977
Mineral properties	3	7,960,012	4,834,615	7,840,981
		7,960,012	4,834,615	7,865,958
Total assets		10,593,117	12,501,389	8,920,741

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	6	94,794	50,894	198,422
Warrant liability	4	–	1,832,191	857,250
		94,794	1,883,085	1,055,672
Non-current liabilities
Note payable to related parties	6	–	–	148,623
Total liabilities		94,794	1,883,085	1,204,295

Shareholders' equity
Share capital	4	31,059,350	25,172,222	22,204,510
Reserves	4	1,542,409	812,585	568,124
Cumulative translation adjustment	2	–	(430,033)	(308,667)
Deficit		(22,103,436)	(14,936,470)	(14,747,521)
Total shareholders' equity		10,498,323	10,618,304	7,716,446
Total liabilities and shareholders' equity		10,593,117	12,501,389	8,920,741

Nature of operations and going concern	1
Commitments	5
Events after the reporting period	10

Approved on behalf of the Board of Directors on November 12, 2026:

“John Power”	Director	“Koby Kushner”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Athena Gold Corporation Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

					Cumulative		Total
		Number	Share		translation		shareholders'
		of shares	capital	Reserves	adjustment	Deficit	equity
	Note	#	$	$	$	$	$

December 31, 2024		19,677,134	22,204,510	568,124	(308,667)	(14,747,521)	7,716,446
Private placements		1,881,010	931,100	–	–	–	931,100
Warrant liability		–	(72,938)	–	–	–	(72,938)
Shares issued for debt		99,091	49,315	–	–	–	49,315
Shares issued for mineral properties		50,505	25,000	–	–	–	25,000
Shares issued for services		223,963	110,862	(110,862)	–	–	–
Nova shares reissued		4,430,830	–	–	–	–	–
Share-based payments		–	–	124,881	–	–	124,881
Foreign currency translation adjustment		–	–	–	7,404	–	7,404
Income and comprehensive income for the period		–	–	–	–	1,889,215	1,889,215
September 30, 2025		26,362,533	23,247,849	582,143	(301,263)	(12,858,306)	10,670,423

December 31, 2025		31,567,535	25,172,222	812,585	(430,033)	(14,936,470)	10,618,304
Elimination of cumulative translation adjustment	2,3	–	1,717,937	(162,228)	430,033	(1,207,052)	778,690
Shares issued for mineral properties		4,242,429	2,310,000	–	–	–	2,310,000
Shares issued for services		56,768	27,000	–	–	–	27,000
Transfer of warrant liability to share capital		–	1,832,191	–	–	–	1,832,191
Share-based payments		–	–	892,052	–	–	892,052
Loss and comprehensive loss for the period		–	–	–	–	(5,959,914)	(5,959,914)
September 30, 2026		35,866,732	31,059,350	1,542,409	–	(22,103,436)	10,498,323

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Athena Gold Corporation Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the three and nine months ended September 30, 2026 and September 30, 2025

		Three months ended		Nine Months Ended
		September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	Note	$	$	$	$
Expenses
Exploration and evaluation costs	3	564,896	228,528	2,358,043	660,143
General and administrative expenses	4,6	870,186	145,882	1,585,123	827,384
Loss from operating expenses		(1,435,082)	(374,410)	(3,943,166)	(1,487,527)
Interest expense		–	(2,773)	–	(6,967)
Other income		106,737	10,966	122,130	40,999
Realized gain (loss) on investments		–	5,139	35,051	(4,637)
Revaluation of warrant liability		–	(218,083)	–	247,062
Unrealized gain (loss) on investments		347,220	2,512,303	(2,173,929)	3,100,285
Income (loss) and comprehensive income (loss) for the period		(981,125)	1,933,142	(5,959,914)	1,889,215

Earnings (loss) per share
Weighted average number of common shares outstanding
- Basic #		35,866,732	26,285,074	34,731,823	23,402,947
- Diluted #		35,866,732	26,285,074	34,731,823	23,402,947

Basic earnings (loss) per share $		(0.03)	0.07	(0.17)	0.08
Diluted earnings (loss) per share $		(0.03)	0.07	(0.17)	0.08

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7

Athena Gold Corporation Condensed Interim Consolidated Statements of Cash Flows Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

		September 30,	September 30,
		2026	2025
	Note	$	$

Operating activities
Income (loss) for the period		(5,959,914)	1,889,215
Adjustments for:
Exploration and evaluation costs	3	6,000	–
Share-based payments	4	892,052	124,881
Shares issued for services		21,000	–
Realized (gain) loss on investments		(35,051)	4,637
Revaluation of warrant liability		–	(247,062)
Unrealized (gain) loss on investments		2,173,929	(3,100,285)
Change in cumulative translation adjustment		–	7,404
Net change in non-cash working capital items	7	433,227	87,149
		(2,468,757)	(1,234,061)

Financing activities
Proceeds from private placements		–	931,100
		–	931,100

Investing activities
Mineral property acquisition costs, net	3	(36,707)	(25,000)
Proceeds from sale of investments		148,742	166,194
Proceeds from sale of mineral properties		–	178,253
		112,035	319,447
Change in cash		(2,356,722)	16,486
Cash, beginning of period		2,839,369	347,896
Cash, end of period		482,647	364,382

Supplemental cash flow information	7

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

8

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

1.	Nature of operations and going concern

Athena Gold Corporation (the “Company”) was incorporated in Delaware on December 23, 2003. On March 27, 2025, the shareholders of the Company approved the re-domestication of the Company to change its corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a “merger” into a British Columbia corporation under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On April 15, 2025, the amalgamation occurred between Athena and Nova Athena and concurrently Nova Athena changed its name to Athena. The Company’s head office is at Suite 301, 15 Toronto St, Toronto, ON, M5C 2E3.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholders’ approval of the re-domestication (March 27, 2025), the Company became a foreign private issuer under the United States Securities and Exchange Commission, as it is incorporated outside of the United States. The Company now files an annual Form 20-F instead of a Form 10-K, and a quarterly Form 6-K instead of a Form 10-Q.

On April 2, 2026, the Company completed a share consolidation on the basis of one (1) new common share issued for every 9.9 common shares previously held. All share and per share information has been retrospectively adjusted within these condensed interim consolidated financial statements (the “financial statements”), in addition to the financial statements for the year ended December 31, 2025.

The Company is engaged in the acquisition and exploration of mineral properties and is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral properties.

As of September 30, 2026, the Company had cash and cash equivalents of $482,647 (December 31, 2025 - $2,839,369) and working capital of $2,538,311 (December 31, 2025 - $5,783,689). A major component of the working capital consists of investments of two publicly traded companies: Carlton Precious Inc and Mammoth Minerals Limited (Note 2).

The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern.

9

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

2.	Material accounting policies

Basis of presentation

These financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policy information as detailed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, and do not include all the information required for full annual financial statements in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). It is suggested that these financial statements be read in conjunction with the audited annual consolidated financial statements

These financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Change in Presentation Currency

Prior to January 1, 2026, the Company presented its financial statements in United States dollars (USD). Effective January 1, 2026, the Company changed its presentation currency to the Canadian dollar (CAD) to better reflect the Company’s business activities.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, all periods presented in these financial statements have been translated into CAD. The consolidated statements of loss and comprehensive loss, and the consolidated statements of cash flows for each period have been translated into the CAD presentation currency using the average exchange rate prevailing during each period. All monetary assets and liabilities have been translated using the exchange rate prevailing as at the statement of financial position dates, and all transactions within non-monetary assets and liabilities and equity have been translated using average exchange rates in effect for the periods covering their underlying transactions.

A cumulative translation adjustment is recognized in the financial statements when an entity’s presentation currency differs from its functional currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differed from the Company’s former functional currency of USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation currency and functional currency to CAD effective January 1, 2026.

Change in Functional Currency

Considering the Company’s recent acquisitions of mineral properties located in Canada coupled with its re-domestication into Canada, the Company reassessed its functional currency and concluded it to be CAD. The change in functional currency was effective as of January 1, 2026. Prior to January 1, 2026, the functional currency of the Company was the USD.

The change in functional currency is due to the increased exposure to CAD because of its redirected strategic focus in the acquisition and exploration of Canadian mineral property interests. The Company’s operating activities are also predominantly in Canada with exposure to CAD.

10

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

2.	Material accounting policies (continued)

Principles of consolidation

These financial statements include the accounts of Athena Gold Corporation an exploration stage company (legal parent) and its wholly owned subsidiary, Nubian Resources USA (“Nubian USA”) (an inactive holding company), and a formerly owned legal subsidiary (an inactive holding company), Last Bounty Gold Corp. (acquired on March 12, 2026) (Note 3). Neither entity has or had material assets, liabilities or expenses. The Company completed a vertical amalgamation under section 273 of the Business Corporations Act (British Columbia) with Last Bounty Gold Corp., effective September 10, 2026, with the resulting amalgamated company continuing on as Athena Gold Corporation.

Subsidiaries are entities controlled by the Company and are included in the financial statements from the date that control commences until the date that control ceases. The Company controls an investee when it is exposed, or has the rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The accounting policies of investees are changed where necessary to align them with the policies adopted by the Company.

Inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the financial statements.

Material accounting policies

The accounting policies, estimates and critical judgments, methods of computation and presentation applied in these financial statements are consistent with those of the most recent audited annual consolidated financial statements and are those the Company expects to adopt in its annual consolidated financial statements for the year ended December 31, 2026. Accordingly, these financial statements should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Initial adoption of IFRS Accounting Standards

The Company’s financial statements for the year ended December 31, 2025, were the first annual consolidated financial statements that it prepared in compliance with IFRS. The financial statements for the three and six months ended June 30, 2025, were the first condensed interim consolidated financial statements prepared by the Company in accordance with IFRS. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Additionally, the Company’s financial statements have been retroactively prepared in accordance with IFRS Accounting Standards effective January 1, 2023.

This note explains the adjustments made by the Company in restating its US GAAP financial statements, from the transition date of January 1, 2023, and the effects on its statement of financial position as at January 1, 2025, the earliest comparative date presented on the statements of financial position.

11

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

2.	Material accounting policies (continued)

Initial adoption of IFRS Accounting Standards (continued)

In prior periods, a portion of the warrant liability had been presented as non-current based on guidance consistent with US GAAP, under which liabilities may be classified as non-current when settlement is not expected within one year. The Company determined that this presentation was not consistent with IFRS requirements and has restated the comparative statements of financial position through January 1, 2025, to reclassify the warrant liability from non-current to current.

This reclassification affected presentation only and had no impact on total liabilities, shareholders’ equity, profit or loss, or cash flows. The restatement relates solely to the reclassification of the warrant liability between current and non-current liabilities.

	As previously
	reported	Adjustment	Restated
	$	$	$
January 1, 2025 - Current warrant liability	361,501	495,749	857,250
January 1, 2025 - Non-current warrant liability	495,749	(495,749)	–

Financial Instruments – Investment in securities

The Company has the following common share investments in publicly traded companies:

	September 30, 2026			December 31, 2025
	Number of		Fair	Number of		Fair
	Shares	Cost	Value	Shares	Cost	Value
	#	$	$	#	$	$
Carlton Precious Inc.	6,595,334	428,697	725,486	6,755,334	439,097	945,747
Mammoth Minerals Limited	28,525,000	2,856,640	1,017,453	28,525,000	2,856,640	3,015,747
Bravada Gold Corporation	–	–	–	154,375	49,400	69,065
	35,120,334	3,285,337	1,742,939	35,434,709	3,345,137	4,030,559

On February 26, 2026, Bravada announced a consolidation of its outstanding common shares on the basis of one (1) new common share issued for eight (8) common shares previously held. On April 13, 2026, the Company sold its investment in Bravada.

12

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

2.	Material accounting policies (continued)

New accounting policies

Certain pronouncements have been issued by the IASB that were effective for the Company’s accounting period beginning on January 1, 2026. The adoption of these standards has not had a material impact on disclosures or amounts reported in these financial statements.

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date. Other clarifications include guidance on the classification of financial assets with ESG-linked features, non-recourse loans and contractually linked instruments.

Recently issued but not yet effective accounting standards

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards as outlined below, which have been published but are only effective for the Company’s accounting period beginning on January 1, 2027.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”). This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing, and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category.

The Company is currently assessing the impact that the adoption of IFRS 18 will have on its financial statements.

13

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

3.	Mineral properties

The Company’s mineral properties consist of exploration stage interests located in Ontario, Canada and Nevada, USA.

Changes in the project carrying amounts for the nine months ended September 30, 2026 and September 30, 2025, are summarized as follows:

	December 31,			September 30,
	2025	Additions, net	Disposals	2026
	$	$	$	$
Excelsior Springs	4,784,615	–	–	4,784,615
Laird Lake	50,000	50,000	–	100,000
Forester	–	2,296,707	–	2,296,707
	4,834,615	2,346,707	–	7,181,322
Elimination of cumulative translation adjustment	–	–	–	778,690
Total	4,834,615	2,346,707	–	7,960,012

	December 31,			September 30,
	2024	Additions	Disposals	2025
	$	$	$	$
Excelsior Springs	7,840,981	–	(3,018,125)	4,822,856
Laird Lake	–	50,000	–	50,000
Total	7,840,981	50,000	(3,018,125)	4,872,856

Exploration and evaluation costs expensed on the projects consisted of the following:

	Excelsior	Laird
	Springs	Lake	Forester	Total
Nine months ended September 30, 2026	$	$	$	$
Assays and sampling	–	210,491	–	210,491
Field	–	32,842	–	32,842
Drilling	–	1,248,576	–	1,248,576
Geological and consulting (Note 6)	–	631,781	318,083	949,864
Other	–	116,270	–	116,270
	–	2,239,960	318,083	2,558,043
Less: Recovery of costs	–	(200,000)	–	(200,000)
	–	2,039,960	318,083	2,358,043

	Excelsior	Laird
	Springs	Lake	Forester	Total
Nine months ended September 30, 2025	$	$	$	$
Geological and consulting	660,143	–	–	660,143
	660,143	–	–	660,143

14

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

3.	Mineral properties (continued)

Excelsior Springs

In 2021, the Company acquired 100% of Nubian USA from Carlton Precious Inc. (formerly Nubian Resources Ltd.) (the “Seller”). Nubian USA holds full ownership of the mining claims comprising the Excelsior Springs Prospect (the “Property”) located in Esmerelda County, Nevada.

The Seller retained a 1% Net Smelter Returns (NSR) Royalty on the claims sold to the Company. One-half (0.5%) of the NSR Royalty may be purchased by the Company for $500,000. An additional one-half (0.5%) of the NSR Royalty may be purchased by the Company at fair market value.

In 2022 and 2024, the Company collectively acquired a 100% interest in the Fortunatus and Prout patented lode mining claims in Esmeralda County, Nevada as part of the Excelsior Springs Project, and a 100% interest in certain claims known as the Blue Dick Mine, together with certain technical data relating to the mining claims. Total consideration paid by the Company for these transactions was $295,272 (US$230,000) and a 3% NSR.

On May 28, 2025, the Company entered into an option agreement with Mammoth Minerals Limited (Mammoth) granting Mammoth an option to earn an 80% interest in the Excelsior Springs project. In consideration of the option, Mammoth has paid the Company $178,253 (AUD$200,000) in cash, and 32,000,000 common shares with a fair value of $2,839,872 (US$2,059,520), which was recognized as a reduction to mineral properties totaling $3,018,125 (US$2,187,635). A 1% net smelter return royalty will also be provided to the Company on certain claims comprising the Property.

Mammoth is also required to incur not less than US$5,000,000 in exploration expenditures by May 2030. If Mammoth successfully earns its 80% interest, the parties will form a joint venture partnership that provides the Company with a 20% free-carried interest until a Definitive Feasibility Study is published.

Laird Lake and Oneman Lake Projects

In 2024, the Company entered into a Definitive Agreement with Libra Lithium Corp., (“Libra”) as assigned by Bounty Gold Corp., (“Bounty Gold”) for an option to acquire a 100% interest in the Oneman Lake project, near Kenora, Ontario, and the Laird Lake project, near Red Lake, Ontario. The Company can acquire the projects for cash and common share consideration (which may be accelerated at the Company’s option or settled in a combination of cash of common shares) as follows:

•	$50,000 by August 19, 2025 (completed) (paid, cash of $25,000 (US$18,100) and issued 50,505 common shares with a fair value of $25,000 (US$18,135));
•	$50,000 by August 19, 2026 (completed, cash payment);
•	$50,000 by August 19, 2027;
•	$50,000 by August 19, 2028; and
•	$1,000,000 in cash by August 19, 2029, or alternatively:
•	75% in cash and 25% in common shares, for a total payment of $1,250,000;
•	50% in cash and 50% in common shares, for a total payment of $1,500,000;
•	25% in cash and 75% in common shares, for a total payment of $1,750,000.

15

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

3.	Mineral properties (continued)

Laird Lake and Oneman Lake Projects (continued)

Upon completion of the above obligations by the Company, Bounty Gold will retain a 2% NSR on the Properties, of which 1% may be purchased by the Company for $1,000,000 at any time.

On February 20, 2026, the Company entered into an exploration agreement with Wabauskang First Nation (“WFN”) relating to the Laird Lake Project (Note 5).

Following a strategic review of the Company’s portfolio and the prioritization of the Forester project, the Company has elected to allow the Oneman Lake claims to lapse to focus its capital and technical resources on higher priority assets, namely Laird Lake and Forester. There was $nil capitalized to mineral properties in relation to Oneman, therefore, no impairment has been recognized on the project.

On March 30, 2026, the Company received a non-repayable grant of $200,000 under the Ontario Junior Exploration Program (“OJEP”) in respect of eligible exploration expenditures on the Laird Lake project. The grant has been recorded as a recovery of exploration and evaluation costs.

Forester Gold Project

On March 12, 2026, the Company acquired a 100% interest in the Forester Gold Project located in Northwestern Ontario, Canada, through the acquisition of a private British Columbia holding company, Last Bounty Gold Corp., (“Last Bounty”) by way of a Share Purchase Agreement executed on February 25, 2026. Pursuant to the agreement, the Company issued 4,242,429 common shares at a price of $0.54 per share for a total fair value of $2,310,000 (Note 4), less $13,293 in cash reimbursements from Last Bounty. The Property is subject to an existing 2% NSR royalty payable to arm’s length third party vendors. The Company will have the right to purchase one-half of the royalty (reducing it to 1%) for $2,000,000, adjusted for inflation. During the three months ended September 30, 2026, the Company expanded the Forester project through additional staking.

Last Bounty had no material assets, liabilities, or expenses on the acquisition date and accordingly the acquisition by the Company has been accounted for as an asset acquisition in accordance with the guidance provided in IFRS 2, Share-based Payments and IFRS 3, Business Combinations through the issuance of common shares by the Company for the net assets of Last Bounty. Accordingly, no goodwill or intangible assets were recorded with respect to the acquisition as it does not constitute a business. The fair value of the net consideration paid by the Company was $2,296,707 entirely attributable to mineral properties.

16

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

4.	Shareholders’ equity and reserves

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares are fully paid.

Refer to Note 10 for details of a private placement announced by the Company in October 2026.

Transactions for the issuance of share capital for the nine months ended September 30, 2026:

•	The Company issued 4,242,429 common shares at a fair value of $2,310,000 (approximately $0.54 each) for the acquisition of Last Bounty Gold Corp., on the acquisition of the Forester Gold project (Note 3).

•	The Company issued 56,768 common shares for services at a fair value of $27,000, comprising 10,101 common shares at a fair value of $6,000 (approximately $0.59 each) for exploration related services on the Laird Lake project (Note 3), and 46,667 common shares at a fair value of $21,000 ($0.45 each) in settlement of $21,000 of debt owing to an arm’s length creditor for media and consulting services.

Transactions for the issuance of share capital for the nine months ended September 30, 2025:

•	In April 2025, the Company issued 175,478 common shares at a fair value of $86,862 as a finder’s fee. The shares were issued pursuant to the acquisition of Laird Lake and Oneman Lake Projects from Libra Lithium Corp.

•	In April 2025, the Company completed a private placement of 1,545,455 flow-through shares at a price of approximately $0.50 each for gross proceeds of $765,000. There was no flow-through premium liability recognized on the private placement as the subscription price was equal to the trading price of the Company’s common share as quoted on the CSE.

•	In April 2025, in connection with the private placement of flow-through shares, the Company issued 48,485 warrants at a fair value of $24,000 (approximately $0.50 each) for finder’s fees.

•	In June 2025, the Company completed a non-brokered private placement of 335,555 units at a price of approximately $0.50 each for gross proceeds of $166,100. Each warrant is exercisable into one common share at a price of $1.19 until June 30, 2028. The warrants are subject to an accelerated exercise provision. On initial recognition, the warrants were measured at a fair value of $73,490 using the Black-Scholes option pricing model.

•	In August 2025, the Company issued 50,505 common shares at a fair value of $25,000 (US$18,135) (approximately $0.50 each) to Bounty Gold pursuant to an option agreement dated August 19, 2024. The shares were issued pursuant to the acquisition of Laird Lake and Oneman Lake Projects in Ontario from Libra Lithium Corp (Note 3).

•	In August 2025, the Company issued 99,091 common shares to a vendor in settlement of an invoice for services totaling a fair market value of $49,315. There was no gain or loss on the transaction.

17

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

4.	Shareholders’ equity and reserves (continued)

Stock options

On June 3, 2026, the Board of Directors of the Company adopted the 2026 Stock Option Plan (the “2026 Plan”) which will supersede and replace the 2020 Equity Incentive Plan and all other previous stock option plans. Under the 2026 Plan, the aggregate number of common shares issuable pursuant to options granted may not exceed 10% of the Company’s issued and outstanding common shares at the time of grant, on a rolling basis, as compared to the fixed maximum of 1,010,101 shares reserved under the 2020 Equity Incentive Plan. All issued and outstanding stock options of the Company previously granted under the Company’s 2020 Equity Incentive Plan shall be continued under and governed by the 2026 Stock Option Plan.

Options granted under the 2026 Plan have a maximum term of ten years from the date of grant, an exercise price not less than the greater of CAD (a) $0.05, and (b) the closing market price of the Company’s common shares on the trading day immediately preceding the date of grant of the option, and (c) the closing market price of the Company’s common shares on the date of grant of the Option, and vesting terms as determined by the Board. On July 24, 2026, the Company’s shareholders approved the 2026 Plan at the Company’s annual general and special meeting of shareholders.

A summary of the Company’s stock options as at September 30, 2026 and December 31, 2025, and changes during the period/year then ended are as follows:

	Period ended September 30, 2026		Year ended December 31, 2025
	Options	Weighted average exercise price	Options	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period/year	806,061	0.70	528,283	0.69
Granted	2,454,040	0.38	277,778	0.50
Expired	(252,525)	0.87	–	–
Options outstanding, end of period/year	3,007,576	0.42	806,061	0.70

In accordance with the Company’s material accounting policy, upon the expiry of stock options the original fair value recognized on vesting of the stock options remains within reserves and is not reclassified.

18

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

4.	Shareholders’ equity and reserves (continued)

Stock options (continued)

As at September 30, 2026, the Company has stock options outstanding and exercisable as follows:

Options	Options	Exercise		Weighted average
outstanding	exercisable	price	Expiry date	remaining life
#	#	$		(years)
25,253	25,253	0.89	January 16, 2028	1.30
73,737	73,737	0.79	August 24, 2032	5.90
176,768	176,768	0.79	October 12, 2032	6.04
277,778	277,778	0.50	June 12, 2035	8.70
204,040	204,040	0.59	March 19, 2036	9.47
250,000	250,000	0.49	April 16, 2036	9.55
2,000,000	2,000,000	0.34	September 7, 2036	9.95
3,007,576	3,007,576	0.43		9.36

Total share-based payments expense recognized for the nine months ended September 30, 2026, was $892,052 (2025 - $124,881) comprising the following grants:

•	During the nine months ended September 30, 2026, 204,040 options were granted to directors and officers of the Company with a weighted average exercise price of $0.59 each expiring on March 19, 2036, which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 214%, no dividend yield, and a risk-free interest rate – 4%. Using the above assumptions, the fair value of options granted was approximately $0.49 per option, for an aggregate total of $100,936.

•	During the nine months ended September 30, 2026, 250,000 options were granted to consultants of the Company with a weighted average exercise price of $0.49 each expiring on April 16, 2036, which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 214%, no dividend yield, and a risk-free interest rate – 4%. Using the above assumptions, the fair value of options granted was approximately $0.48 per option, for an aggregate total of $121,179.

•	During the nine months ended September 30, 2026, 2,000,000 options were granted to officers, directors, and consultants of the Company with a weighted average exercise price of $0.34 each expiring on September 7, 2036, which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 244%, no dividend yield, and a risk-free interest rate – 3.77%. Using the above assumptions, the fair value of options granted was approximately $0.33 per option, for an aggregate total of $669,937.

•	During the year ended December 31, 2025, 277,778 options were granted to directors and consultants of the Company with a weighted average exercise price of $0.50 each expiring on June 12, 2035, which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 145%, no dividend yield, and a risk-free interest rate – 4%. The fair value is particularly impacted by the Company’s stock price volatility, determined using stock price data from the previous ten years. Using the above assumptions, the fair value of options granted was approximately $0.30 per option, for an aggregate total of $124,881.

19

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

4.	Shareholders’ equity and reserves (continued)

Warrants

As an incentive to complete private placements, the Company may issue units which include common shares and common share purchase warrants.

Prior to January 1, 2026, share purchase warrants that were not classified as share-based payments were classified as a derivative liability under the principles of IFRS 9, Financial Instruments. As the exercise price of the share purchase warrants were fixed in CAD and the functional currency of the Company was the USD, the share purchase warrants were considered a derivative liability in accordance with IAS 32, Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency would be received upon exercise. Accordingly, the Company’s warrant liability presented as at December 31, 2025 and January 1, 2025, was remeasured to fair value at each reporting date using the Black-Scholes option pricing model.

A summary of the Company’s warrants as at September 30, 2026 and December 31, 2025, and changes during the period/year then ended are as follows:

	Period ended September 30, 2026		Year ended December 31, 2025
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrant liability
	#	$	#	$	$
Warrants outstanding, beginning of period/year	3,926,930	0.99	3,665,657	1.06	857,250
Issued - unit offerings	–	–	2,578,188	0.91	1,201,281
Issued - finders' warrants	–	–	284,095	0.94	–
Expired	–	–	(2,601,010)	1.01	(310,494)
Fair value adjustment for warrants outstanding	–	–	–	–	84,154
Warrants outstanding, end of period/year	3,926,930	0.99	3,926,930	0.99	1,832,191

20

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

4.	Shareholders’ equity and reserves (continued)

Warrants (continued

As at September 30, 2026, the Company had warrants outstanding and exercisable as follows:

	Warrants	Exercise		Weighted average
	outstanding	price	Expiry date	remaining life
	#	$		(years)
(1)	48,485	1.19	October 25, 2026	0.07
	606,061	1.19	October 25, 2027	1.07
	326,263	1.19	December 3, 2027	1.18
	1,601,005	0.89	December 4, 2027	1.18
	192,320	0.89	December 4, 2027	1.18
	445,286	0.89	December 12, 2027	1.20
	364,119	0.89	December 18, 2027	1.22
	43,290	0.89	December 18, 2027	1.22
	132,323	1.19	December 23, 2027	1.23
	167,778	1.19	June 30, 2028	1.75
	3,926,930	0.99		1.18

(1)	– Subsequently expired unexercised

5.	Commitments

Ontario mineral claim holders must satisfy required annual units of assessment work to keep their claims in good standing. They must perform early exploration work and submit an assessment work report through the Mining Lands Administration System (MLAS). Current annual work commitment is $74,800 per annum on the Laird Lake claims. Assessment work has been completed to maintain these claims until January 2027.

Under the terms of the option agreement relating to the Laird Lake property, the Company was required to make a cash payment of $50,000 which was paid on July 29, 2026 to maintain its rights under the agreement. Following a strategic review of its exploration portfolio, the Company has elected to allow the Oneman Lake claims to lapse and intends to continue advancing the Laird Lake project.

As at September 30, 2026, the Company had approximately $410,000 unspent flow-through expenditure commitments, substantially all of which relate to critical mineral flow-through shares, which are required to be incurred by December 31, 2026.

21

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

5.	Commitments (continued)

Under the exploration agreement with WFN (Note 3), the Company contributes annually to a WFN community fund based on a percentage of exploration expenditures (to a maximum of $50,000 per year for the first three years) and funds WFN’s reasonable costs of implementing the agreement.

The Company also has commitments under agreements with related parties described in Note 6.

6.	Related party payables and transactions

The Company’s related parties include key management personnel and their management entities. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. There were no loans to key management personnel or their management entities during the nine months ended September 30, 2026 and September 30, 2025.

During the nine months ended September 30, 2026, 1,919,040 stock options were granted to officers and directors of the Company to which $679,150 was recognized as share-based payments expense during the period then ended.

During the nine months ended September 30, 2025, 202,020 options were granted to officers and directors of the Company to which $91,510 was recognized as share-based payments expense during the period then ended.

The Company transacted with the following related parties:

(a)	Koby Kushner is the Chief Executive Officer (“CEO”), a position he has held from March 27, 2025, and is also a director of the Company. Mr. Kushner controls Brie Inc. (“Brie”), which provides executive services to the Company ($8,000 per month). Mr. Kushner is also a controlling shareholder and director of Nemo Resources Inc. (“Nemo”), an entity engaged to provide exploration management services to the Company ($19,000 per month effective May 1, 2026). In the event of a change of control a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. In the event of a change of control, Nemo will be entitled to a cash payment of no less than $200,000. The Company may terminate the exploration management services agreement with Nemo on three months’ notice and a cash payment of $90,000.

(b)	Benjamin Kuzmich is the Vice President of Exploration. He jointly controls Nemo which provides exploration management services to the Company ($19,000 per month effective May 1, 2026, amended from $12,000 per month). Mr. Kuzmich is also an employee and director of Nemo. Various other Nemo employees and Nemo shareholders provide exploration services to the Company. Effective October 20, 2026, Mr. Kuzmich resigned as Vice President of Exploration and continues to provide services to the Company as Lead Technical Advisor (Note 10).

22

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

6.	Related party payables and transactions (continued)

(c)	Ty Minnick is the Chief Financial Officer (“CFO”). Mr. Minnick provides the Company with accounting, corporate secretarial, and executive services which are recognized within general and administrative expenses of US$5,350 per month. In the event of a change of control, Mr. Minnick will be entitled to a cash payment of two times the annual services fee.

(d)	On May 21, 2026, the Board of Directors of the Company approved the annual salary for directors of $20,000 to John Power and $10,000 to David Goodman, Brian Power and John Hiner.

(e)	John Power entered into a consulting agreement effective January 1, 2026 for a quarterly payment of US$3,625. John Power is a director and the Corporate Secretary of the Company and was the former CEO of the Company from September 1, 2021 until March 27, 2025, (previously charging US$2,500 per month). Fees charged by both parties are recognized within general and administrative expenses.

(f)	Farid Mammadov was appointed Vice President, Investor Relations effective August 6, 2026. Mr. Mammadov’s services are provided through Nemo under a client services agreement effective August 1, 2026 for a monthly fee of $2,500 and reimbursement of expenses, for an initial term ending July 31, 2027.

(g)	Effective July 5, 2026, the Company entered into a sub-lease with Nemo and Libra Energy Materials Inc. (a company with officers in common with the Company) for shared office premises, for a term of twelve months commencing September 1, 2026, at a monthly rent of $566, together with a security deposit of $566.

(h)	On September 7, 2026, Brian Power resigned as a director of the Company and Fred Leigh was appointed a director and a member of the Audit Committee.

The transactions and outstanding balances with related parties are as follows:

		Transactions nine months ended September 30, 2026 $	Transactions nine months ended September 30, 2025 $	Balances outstanding September 30, 2026 $	Balances outstanding December 31, 2025 $
	Brie	88,728	110,280	30,734	–
	John Power	38,970	15,174	–	–
	David Goodman	10,000	–	–	–
	John Hiner	10,000	–	–	–
	Brian Power	10,000	–	–	–
(1)	Nemo	197,461	93,915	45,709	13,560
	Ty Minnick	71,004	34,502	7,614	–
		426,163	253,871	84,057	13,560

(1)	Includes geological services of $132,600 (2025 - $93,915) for the nine months ended September 30, 2026

23

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

6.	Related party payables and transactions (continued)

Balances outstanding with related parties are included within accounts payable and accrued liabilities.

Note payable

On June 7, 2024, the Company executed a promissory note with John Power, for US$100,000 bearing interest at 6% per annum and maturing on January 2, 2026. The promissory note was repaid in December 2025.

Common shares issued in private placements

As part of the private placement of units in June 2025, Brie purchased 145,455 units in the offering.

As part of the private placement of units in December 2025, Brie purchased 8,417 units in the offering.

7.	Supplemental disclosures with respect to cash flows

Changes in non-cash working capital during the nine months ended September 30, 2026 and September 30, 2025, comprise the following:

	September 30,	September 30,
	2026	2025
	$	$
Prepayments and receivables	389,327	118,019
Accounts payable and accrued liabilities	43,900	(30,870)
Net change	433,227	87,149

Changes in non-cash investing activities during the nine months ended September 30, 2026 and September 30, 2025 were comprised of the following:

	September 30,	September 30,
	2026	2025
	$	$
Non-cash investing activities:
Shares received for the sale of mineral properties	–	2,839,872
Shares issued for the acquisition of mineral properties	(2,310,000)	(25,000)
	(2,310,000)	2,814,872

24

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

7.	Supplemental disclosures with respect to cash flows (continued

During the nine months ended September 30, 2026, non-cash financing activities consisted of the issuance of 46,667 common shares with a fair value of $21,000 to settle debt (Note 4). During the nine months ended September 30, 2025, non-cash financing activities consisted of the issuance of 99,091 common shares with a fair value of $49,315 to settle debt (Note 4).

During the nine months ended September 30, 2026 and September 30, 2025, no amounts were paid for interest or income taxes.

8.	Financial risk management

Capital management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition and exploration of exploration and evaluation assets. In the management of capital, the Company includes components of shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage as such the Company is dependent on external financing to fund activities. To carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential, fits with the existing asset portfolio, and if it has adequate sufficient financial resources to do so.

The Company is not currently subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2026.

Financial instruments - fair value

Financial instruments measured at fair value on the condensed interim consolidated statements of financial position are summarized into the following fair value hierarchy levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

25

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

8.	Financial risk management (continued)

	Level 1	Level 2	Level 3	Total
	$	$	$	$

September 30, 2026
Investment in securities	1,742,939	–	–	1,742,939
	1,742,939	–	–	1,742,939

December 31, 2025
Investment in securities	4,030,559	–	–	4,030,559
Warrant liability	–	–	(1,832,191)	(1,832,191)
	4,030,559	–	(1,832,191)	2,198,368

The fair value of cash and cash equivalents, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

During the nine months ended September 30, 2026 and the year ended December 31, 2025, there were no transfers between categories in the fair value hierarchy for the warrant liability measured using Level 3 inputs

Financial instruments – risk

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company’s cash and cash equivalents, including cash and a guaranteed investment certificate held in a financial institution, and deposits. The risk exposure is limited because the Company places its cash and cash equivalents in institutions of high credit worthiness within Canada and the United States. The Company’s investment in securities is exposed to credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company’s operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. As at September 30, 2026, the Company had sufficient cash on hand to discharge its financial liabilities as they become due. Refer to Note 1 for going concern disclosures.

26

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

8.	Financial risk management (continued)

Financial instruments – risk (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The Company is exposed to other price risk through its investments in publicly traded securities, which are measured at fair value through profit or loss (Note 2). As at September 30, 2026, a 10% change in the market price of these securities would change the Company’s net loss by approximately $174,000. The Company’s exposure to and management of market risk has not changed materially from the prior year.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold any financial instruments with variable interest rates, other than cash equivalents and, therefore, is not exposed to significant interest rate risk.

(ii)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in its functional currency. The Company does not manage currency risk through hedging or other currency management tools. As at September 30, 2026, the Company is exposed to foreign exchange risk through certain payables denominated in USD. The Company does not consider exposure to foreign exchange risk to be material.

(iii)	Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of gold. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

27

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the nine months ended September 30, 2026 and September 30, 2025

9.	Segmented information

The Company operates in one reportable operating segment being the acquisition, exploration, and evaluation of mineral properties in Canada and the USA. As at September 30, 2026, the Company holds non-current assets comprising mineral property interests of $4,784,615 (December 31, 2025 - $4,784,615) in the USA. The remainder of the Company’s non-current assets are located in Canada.

10.	Events after the reporting period

On October 20, 2026, Benjamin Kuzmich resigned as Vice President of Exploration and continues to provide services to the Company as Lead Technical Advisor, and Jordan Quinn was appointed Vice President of Exploration.

On October 25, 2026, 48,485 finders’ warrants exercisable at $1.19 expired unexercised.

On October 27, 2026, the Company announced a non-brokered private placement to raise up to $1,000,000 through the issuance of up to 5,000,000 units of the Company at a price of $0.20 per unit.

On November 9, 2026, the Company increased the private placement to up to $1,750,000 through the issuance of up to 8,750,000 units.

28

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

29

This Management’s Discussion and Analysis ("MD&A") of Athena Gold Corp. (“Athena”, “we”, “our” or the “Company”) for the nine months ended September 30, 2026, is intended to help the reader understand our operations, financial performance, and current and future business environment. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2026, and the audited annual consolidated financial statements for the year ended December 31, 2025, and the related notes thereto (collectively, the “financial statements”). The financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company adopted IFRS Accounting Standards with an effective date of January 1, 2023. The Company had previously reported under United States Generally Accepted Accounting Principles (US GAAP). The Company’s material accounting policies are disclosed in the notes to the financial statements. See “Material Accounting Policies” below for further details in addition to a change in the Company’s presentation currency and functional currency, both effective January 1, 2026.

All monetary amounts in this MD&A are expressed in Canadian dollars, unless otherwise indicated. References to “USD” are to United States dollars and references to “AUD” are to Australian dollars. Additional information regarding the Company is available on SEDAR+ at www.sedarplus.ca and the Company’s website at www.athenagoldcorp.com. The information contained in this MD&A has been prepared as at November 12, 2026 (the “MD&A Date”), unless otherwise indicated.

Caution Regarding Forward-Looking Statements

Some of the information presented in this MD&A constitutes “forward-looking statements”. These forward-looking statements include, but are not limited to, statements that include terms such as “may,” “will,” “intend,” “anticipate,” “estimate,” “expect,” “continue,” “believe,” “plan,” or the like, as well as all statements that are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from current expectations. Although we believe our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from expectations.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Factors that could cause the actual results to differ include commodity price fluctuations, capital market access, global economy and politics, government regulations, environmental restrictions, exploration results, mineral title disputes, limitation on insurance coverage and availability of consultants delivering timely services, as well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A.

This MD&A contains forward-looking information and statements, which may include but are not limited to, statements with respect to: the financial and operating performance of the Company; strategies, and outlook; planned capital and/or exploration expenditures; costs and timing of exploration or development of new and existing mineral resource projects; requirements for additional capital and the Company’s ability to raise sufficient capital to continue its operations, and the related cost of capital; estimated future working capital, funds available and the uses of funds; or the intention to grow the business from a mineral exploration, drilling, or development perspective.

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Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the financial statements, are the responsibility of management. In the preparation of the financial statements, estimates are sometimes necessary to determine carrying or recoverable values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Business Overview

Athena Gold Corporation is engaged in the acquisition and exploration of mineral resources. We were incorporated in Delaware on December 23, 2003, and began our mining operations in 2010. On March 27, 2025, the shareholders of the Company approved the re-domestication of the Company to change its corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a “merger” into a British Columbia corporation under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On April 15, 2025, the amalgamation occurred between Athena and Nova Athena and concurrently Nova Athena changed its name to Athena. The Company’s head office is at Suite 301, 15 Toronto St, Toronto, ON, M5C 2E3.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholders’ approval of the re-domestication (March 27, 2025), the Company became a foreign private issuer under the United States Securities and Exchange Commission, as it is incorporated outside of the United States. The Company now files an annual Form 20-F instead of a Form 10-K, and a quarterly Form 6-K instead of a Form 10-Q.

The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

Recent Corporate Developments

On July 24, 2026, the Company held its annual general and special meeting of shareholders. Shareholders re-elected all five nominated directors, reappointed the Company’s auditor, and approved the 2026 Stock Option Plan (see press release dated July 29, 2026).

During the period, the Company made several changes to its Board and senior management. On August 6, 2026, the Company appointed Farid Mammadov as Vice President, Investor Relations. On September 8, 2026, Fred Leigh was appointed to the Board of Directors, effective immediately. In connection with Mr. Leigh’s appointment, Brian Power resigned from the Board and will continue to work with the Company in a consulting capacity. On October 20, 2026, Jordan Quinn, P.Geo., was appointed Vice President of Exploration, effective immediately, succeeding Benjamin Kuzmich, P.Geo. Mr. Kuzmich resigned as Vice President of Exploration and will remain with the Company in a consulting capacity as Lead Technical Advisor.

Effective September 10, 2026, the Company completed a vertical amalgamation with its wholly owned subsidiary, Last Bounty Gold Corp., under section 273 of the Business Corporations Act (British Columbia), with the amalgamated company continuing as Athena Gold Corporation.

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Recent Project Developments

Laird Lake & Oneman Lake, Ontario

The Company advanced its Laird Lake project in Ontario’s Red Lake Gold District during the period.

On February 20, 2026, it entered into an exploration agreement with Wabauskang First Nation covering Laird Lake and other properties within WFN’s traditional territory. The agreement provides for annual community fund contributions based on exploration spending and funding of WFN’s implementation costs.

On April 13, 2026, the Company was awarded a non-repayable, non-dilutive $200,000 grant under the Ontario Junior Exploration Program (OJEP) in support of exploration activities.

Permits for the maiden drill program were received on March 2, 2026. Mobilization commenced April 2, 2026, for a fully funded approximately 5,000-metre diamond drill campaign targeting high-priority geophysical and geochemical anomalies. Program updates on the following press release dates included:

•	April 21, 2026: Hole LL-26-001 (targeting the G1 anomaly) completed to 336 m and intersected broad zones of prospective sulfide mineralization.

•	May 15, 2026: Holes LL-26-002 and LL-26-003 intersected the Balmer–Confederation assemblage contact together with alteration, veining and sulfide mineralization consistent with a classic Red Lake-style environment.

•	May 26, 2026: Visible gold observed in Hole LL-26-005. Assays from Hole LL-26-001 returned no significant gold values. The program continued systematically testing additional targets, with Hole LL-26-006 underway.

•	July 2, 2026: Maiden program completed (5,134 metres in nine holes). Demobilization and site clean-up followed.

•	July 23, 2026: Samples submitted for PhotonAssay, with select intervals also submitted for traditional fire assay including metallic screening.

•	August 19, 2026: Assay results from the remaining holes announced, including the grassroots Scooby Zone discovery. Hole LL-26-006A returned 23.85 g/t Au over 5 metres from 21 metres (including 62.88 g/t Au over 1 metre and 54.08 g/t Au over 1 metre). Hole LL-26-008 returned 1.37 g/t Au over 4.5 metres from 609.5 metres, approximately 400 metres vertically below the LL-26-006A Scooby intercept.

Following a strategic portfolio review, the Company elected to allow the Oneman Lake claims to lapse in order to focus capital and technical resources on higher-priority assets, principally Laird Lake and Forester (announced June 9, 2026).

Forester, Ontario

On March 12, 2026, the Company acquired a 100% interest in the Forester Gold Project, located near the Musselwhite Mine, in northwestern Ontario through the acquisition of Last Bounty Gold Corp. under a Share Purchase Agreement dated February 25, 2026. Consideration consisted of 4,242,429 common shares issued at $0.54 per share (fair value of $2,310,000), less $13,293 in cash reimbursements from Last Bounty.

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The project was subsequently expanded through map staking, per the following press release dates:

•	July 23, 2026: addition of 3,939 hectares, increasing the total to 8,843 hectares.

•	August 11, 2026: further addition of 6,088 hectares, increasing the total to 14,930 hectares.

Stakeholder consultations near the project commenced ahead of the maiden exploration campaign.

Excelsior Springs, Nevada

Mammoth Minerals Limited continues to advance the Excelsior Springs project in Nevada under its option to earn an 80% interest over five years, providing Athena a free-carry to definitive feasibility study thereafter (see press releases dated June 2, 2025, and August 22, 2025). Athena remains a significant shareholder of Mammoth.

Key recent developments included:

•	February 5, 2026 and March 19, 2026: exploration updates on Buster Trend drilling progress and expansion of the Blue Dick zone.

•	June 16, 2026: exceptional high-grade silver, gold and critical mineral results from the second phase of reconnaissance channel and rock sampling at the Blue Dick Mine Prospect, including assays up to 17,582 g/t Ag (see Mammoth press release dated June 15, 2026).

•	July 23, 2026: reverse circulation drilling commenced, focused on a maiden program at Blue Dick (the first modern drilling of the prospect, where mineralization has been mapped over a cumulative strike of more than 6.5 km) designed to test extensions of previously reported high-grade surface mineralization (including channel samples up to 17,582 g/t Ag and rock chips up to 15,336 g/t Ag, 7.46 g/t Au, 2.53% Cu and 0.31% Sb), as well as untested gold zones along the Buster Trend identified through recent geophysical surveys. Preparation of a maiden JORC Mineral Resource for the Buster Mine zone continued (see Mammoth Minerals Limited press release dated July 23, 2026).

•	August 12, 2026 and September 1, 2026: RC results from the Lunchbox Ridge prospect, approximately 700 metres along strike from the Buster Mine zone, including 3.76 g/t Au over 10.67 metres from 198.2 metres (MEXRC2637), 1.37 g/t Au over 22.9 metres from 10.7 metres (MEXRC2635) and 1.57 g/t Au over 12.2 metres from 32 metres (MEXRC2634). As of September 1, nine of 29 planned holes in an approximately 5,000-metre program had been completed at Blue Dick.

•	October 30, 2026 (Mammoth quarterly activities report for the period ended September 30, 2026): 23 reverse circulation holes totaling 4,638 metres completed at Blue Dick, with assays expected in the December 2026 quarter. Additional Buster Trend results included 1.09 g/t Au over 10.7 metres from 164.6 metres (MEXRC2634). Surface sampling at the Imperial and Railroad Springs areas returned up to 22.1 g/t Au and, in a separate sample, 1,631 g/t Ag. Mammoth revised its strategy for the Buster Mine zone to capture the newly identified shallow gold trend before defining a maiden Mineral Resource; as a result, the previously planned maiden resource will follow this additional work, and no revised timing has been provided.

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Results of Operations

Three months ended September 30, 2026 and September 30, 2025

	September 30, 2026	September 30, 2025
	$	$
Expenses
Exploration and evaluation costs	564,896	228,528
General and administrative expenses	870,186	145,882
Loss from operating expenses	(1,435,082)	(374,410)
Interest expense	–	(2,773)
Other income	106,737	10,966
Realized gain on investments	–	5,139
Revaluation of warrant liability	–	(218,083)
Unrealized gain on investments	347,220	2,512,303
Income (loss) and comprehensive income (loss) for the period	(981,125)	1,933,142

Exploration and evaluation costs:

Exploration costs for the three months ended September 30, 2026 totaled approximately $565,000. Funds were used to complete fieldwork on the Company's 100%-owned Laird Lake gold and Forester Gold projects.

During the quarter, the Company completed its maiden diamond drill program at Laird Lake, totalling 5,134 metres in nine holes (see press release dated July 2, 2026), followed by demobilization and site clean-up. Drill core samples were submitted to Paragon Geochemical Laboratories in Hamilton, Ontario, for PhotonAssay analysis, with select intervals also submitted for fire assay, including metallic screening. Assay results for the remaining eight holes were reported on August 19, 2026. At Forester, the Company expanded the project through map staking to approximately 14,930 hectares.

General and administrative (G&A) expenses:

A breakdown of G&A expenses and a discussion of variances between the three months ended September 30, 2026 and September 30, 2025, is as follows:

	September 30, 2026	September 30, 2025	Change
	$	$	$
Legal and other professional fees	133,081	122,919	10,162
Share-based payments	669,937	–	669,937
Exchange, regulatory and related expenses	24,281	14,858	9,423
Other general expenses	42,887	8,105	34,782
General and administrative expenses	870,186	145,882	724,304

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•	Legal and other professional fees increased for the three months ended September 30, 2026 compared to prior year. The increase was primarily due to higher investor relations activity during the quarter, including quarterly investor relations service fees of approximately $23,400 accrued at September 30, 2026.

•	During the three months ended September 30, 2026, 2,000,000 options were granted to officers, directors, and consultants of the Company with a weighted average exercise price of $0.34 each expiring on September 7, 2036 which vested immediately. The fair value of options granted during the three months ended September 30, 2026, was approximately $0.33 per option, for an aggregate total of $669,937.

•	Exchange and regulatory fees increased for the three months ended September 30, 2026 compared to the prior year. The increase was primarily due to the OTC Markets annual OTCQB fee of approximately $12,500 recognized in September 2026.

•	Other general expenses were impacted in 2026 with the change in functional and presentation currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differs from the Company’s functional currency being USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation and functional currency effective January 1, 2026.

Other income and expense:

The unrealized gain on investments was primarily attributable to the increase in the share price of the Company’s 28,525,000 common shares of Mammoth from AUD$0.03 as at June 30, 2026 to AUD$0.04 as at September 30, 2026 resulting in an unrealized fair value gain recognized through profit or loss.

Nine months ended September 30, 2026 and September 30, 2025

	September 30, 2026	September 30, 2025
	$	$
Expenses
Exploration and evaluation costs	2,358,043	660,143
General and administrative expenses	1,585,123	827,384
Loss from operating expenses	(3,943,166)	(1,487,527)
Interest expense	–	(6,967)
Other income	122,130	40,999
Realized gain (loss) on investments	35,051	(4,637)
Revaluation of warrant liability	–	247,062
Unrealized gain (loss) on investments	(2,173,929)	3,100,285
Income (loss) and comprehensive income (loss) for the period	(5,959,914)	1,889,215

Exploration and evaluation costs for the nine months ended September 30, 2026 totaled approximately $2,558,000. During the period, the Company recognized a $200,000 non-dilutive grant from the Government of Ontario through the Ontario Junior Exploration Program (OJEP), which was recorded as a recovery of exploration and evaluation costs incurred in prior years, resulting in net exploration costs of approximately $2,358,000 for the period. The funding supported fieldwork on the Company's 100%-owned Laird Lake gold project.

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During 2025, the Company engaged Bayside Geoscience of Thunder Bay, Ontario, to complete a property-wide glacial till sampling survey, followed by a targeted prospecting and geological mapping program based on the till survey results. These systematic programs were designed to identify and refine high-priority drill targets across the largely underexplored Laird Lake property. The resulting data were compiled and interpreted to support the Company's maiden diamond drilling program, which commenced in April 2026.

During the second quarter of 2026, the Company engaged Forage Fusion Drilling of Hawkesbury, Ontario, to complete an approximately 5,000 m diamond drilling program. The program tested a series of geological, geochemical, and geophysical targets generated from the 2025 field programs and the reinterpretation of the 2016 SkyTEM airborne geophysical survey completed by a previous operator. The reinterpretation of the magnetic and electromagnetic data was completed by Earth-X of East Selkirk, Manitoba. Drill core was logged and cut on site, with samples submitted to Paragon Geochemical Laboratories in Hamilton, Ontario, for PhotonAssay analysis.

General and administrative (G&A) expenses:

A breakdown of G&A expenses and a discussion of variances between the nine months ended September 30, 2026 and September 30, 2025, is as follows:

	September 30, 2026	September 30, 2025	Change
	$	$	$
Legal and other professional fees	603,426	642,328	(38,902)
Share-based payments	892,052	124,881	767,171
Exchange, regulatory and related expenses	67,185	51,778	15,407
Other general expenses	22,460	8,396	14,064
General and administrative expenses	1,585,123	827,384	757,739

•	Legal and other professional fees decreased for the nine months ended September 30, 2026 compared to prior year, due to the costs associated with the 2025 re-domestication of the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp.

•	During the nine months ended September 30, 2026, 2,454,040 stock options were granted to officers, directors, and consultants of the Company to which $892,052 was recognized as share-based payments expense.

•	Exchange and regulatory fees remained relatively flat in 2026 compared to 2025.

•	Other general expenses were impacted in 2026 with the change in functional and presentation currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differs from the Company’s functional currency being USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation and functional currency effective January 1, 2026.

Other income and expense:

The unrealized loss on investments was primarily attributable to the decline in the share price of the Company’s 28,525,000 common shares of Mammoth from AUD$0.12 as at December 31, 2025 to AUD$0.04 as at September 30, 2026 resulting in an unrealized fair value loss recognized through profit or loss.

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Summary of Quarterly Performance

	2026			2025				2024
Figures in $	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Income (loss)	(981,125)	(2,933,873)	(2,044,916)	(2,078,164)	1,933,142	(191,579)	147,652	61,106
Income (loss) per share - basic and diluted	(0.03)	(0.08)	(0.06)	(0.07)	0.07	(0.01)	0.01	0.00

The Company’s financial performance continues to be significantly influenced by fluctuations in the fair values of its public company investments in Carlton Precious Inc. (“Carlton”) and Mammoth, each of which are measured at Fair Value Through Profit or Loss (“FVTPL”) with unrealized gains or losses recognized within income (loss). As a result, quarterly income (loss) may vary substantially from period to period based on market movements unrelated to the Company’s operating activities. On April 13, 2026, the Company sold 100% of its investment in Bravada.

Management expects quarterly results to continue to fluctuate based on market valuations of the Company’s investment portfolio until such time as the Company generates sustained operating cash flows through the advancement and potential development of its exploration properties.

Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its public company investments, equity financings (private placements) and the exercise of stock options and share purchase warrants. The Company believes that it will continue to raise additional equity financing in the future. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

For the nine months ended September 30, 2026, the Company sold 160,000 shares of the investment in Carlton for $26,400 and 19,297 shares of the investment in Bravada for $122,342.

Going Concern

Our financial statements have been prepared on a going concern basis. The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern.

Liquidity

As at September 30, 2026, the Company had cash of $482,647 and working capital of $2,538,311. Included in working capital are investments in two publicly traded companies: Carlton Precious and Mammoth. As at September 30, 2026, the Company held 6,595,334 Carlton Precious shares at $0.11 per share and 28,525,000 Mammoth shares at $0.04 (AUD$0.04) per share.

As at September 30, 2026, the Company also had approximately $410,000 of unspent flow-through expenditure commitments, substantially all of which relate to critical mineral flow-through shares, which are required to be incurred by December 31, 2026.

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The Company expects to continue to incur losses for the foreseeable future. The Company’s ability to fund its planned exploration programs, flow-through expenditure commitments and general and administrative expenditures over the next 12 months is dependent on its ability to raise additional financing and/or liquidate its investments in an orderly manner. These material uncertainties may cast significant doubt about the Company’s ability to continue as a going concern (see “Going Concern” and “Subsequent Events”).

The Company may be required to raise additional capital through public or private equity financings in order to continue operations beyond the next 12 months and to fund future exploration and development activities. There can be no assurance that such financing will be available on acceptable terms, or at all. If additional financing is not available, the Company may be required to reduce or defer planned exploration and development activities.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

As of September 30, 2026, the capital structure of the Company consists of 35,866,732 common shares. The Company manages the capital structure and adjusts it in response to changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. To maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

Mineral Property Disposition and Investment in Securities

On May 28, 2025, the Company entered into an option agreement with Mammoth Minerals Limited (Mammoth) granting Mammoth an option to earn an 80% interest in the Excelsior Springs project. In consideration of the option, Mammoth has paid the Company $178,253 (AUD$200,000) in cash, and 32,000,000 common shares with a fair value of $2,839,872 (US$2,059,520), which was recognized as a reduction to mineral properties totaling $3,018,125 (US$2,187,635). A 1% net smelter return royalty will also be provided to Athena Gold on certain claims comprising the Property.

Mammoth is also required to incur not less than US$5,000,000 in exploration expenditures by May 2030. If Mammoth successfully earns its 80% interest, the parties will form a joint venture partnership that provides the Company with a 20% free-carried interest until a Definitive Feasibility Study is published.

Related party payables and transactions

The Company’s related parties include key management personnel and their management entities. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.

During the nine months ended September 30, 2026, 1,919,040 stock options were granted to officers and directors of the Company to which $679,150 was recognized as share-based payments expense during the period then ended.

During the nine months ended September 30, 2025, 202,020 options were granted to officers and directors of the Company to which $91,510 was recognized as share-based payments expense during the period then ended.

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The Company transacted with the following related parties:

(a)	Koby Kushner is the Chief Executive Officer (“CEO”), a position he has held from March 27, 2025, and is also a director of the Company. Mr. Kushner controls Brie Inc. (“Brie”), which provides executive services to the Company ($8,000 per month). Mr. Kushner is also a controlling shareholder and director of Nemo Resources Inc. (“Nemo”), an entity engaged to provide exploration management services to the Company ($19,000 per month effective May 1, 2026). In the event of a change of control a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. In the event of a change of control, Nemo will be entitled to a cash payment of no less than $200,000. The Company may terminate the exploration management services agreement with Nemo on three months’ notice and a cash payment of $90,000.

(b)	Benjamin Kuzmich is the Vice President of Exploration. He jointly controls Nemo which provides exploration management services to the Company ($19,000 per month effective May 1, 2026, amended from $12,000 per month). Mr. Kuzmich is also an employee and director of Nemo. Various other Nemo employees and Nemo shareholders provide exploration services to the Company. Effective October 20, 2026, Mr. Kuzmich resigned as Vice President of Exploration and continues to provide services to the Company as Lead Technical Advisor

(c)	Ty Minnick is the Chief Financial Officer (“CFO”). Mr. Minnick provides the Company with accounting, corporate secretarial, and executive services which are recognized within general and administrative expenses of US$5,350 per month. In the event of a change of control, Mr. Minnick will be entitled to a cash payment of two times the annual services fee.

(d)	On May 21, 2026, the Board of Directors of the Company approved the annual salary for directors of $20,000 to John Power and $10,000 to David Goodman, Brian Power and John Hiner.

(e)	John Power entered into a consulting agreement effective January 1, 2026 for a quarterly payment of US$3,625. John Power is a director and the Corporate Secretary of the Company and was the former CEO of the Company from September 1, 2021 until March 27, 2025, (previously charging US$2,500 per month). Fees charged by both parties are recognized within general and administrative expenses.

(f)	Farid Mammadov was appointed Vice President, Investor Relations effective August 6, 2026. Mr. Mammadov’s services are provided through Nemo under a client services agreement effective August 1, 2026 for a monthly fee of $2,500 plus HST and reimbursement of expenses, for an initial term ending July 31, 2027.

(g)	Effective July 5, 2026, the Company entered into a sub-lease with Nemo and Libra Energy Materials Inc. (a company with officers in common with the Company) for shared office premises at Suite 301, 15 Toronto Street, Toronto, Ontario, for a term of twelve months commencing September 1, 2026, at a monthly rent of $566 plus HST, together with a security deposit of $566 plus HST.

(h)	On September 7, 2026, Brian Power resigned as a director of the Company and Fred Leigh was appointed a director and a member of the Audit Committee.

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The transactions and outstanding balances with related parties are as follows:

	Transactions nine months ended September 30, 2026 $	Transactions nine months ended September 30, 2025 $	Balances outstanding September 30, 2026 $	Balances outstanding December 31, 2025 $
Brie	88,728	110,280	30,734	–
John Power	38,970	15,174	–	–
David Goodman	10,000	–	–	–
John Hiner	10,000	–	–	–
Brian Power	10,000	–	–	–
Nemo (1)	197,461	93,915	45,709	13,560
Ty Minnick	71,004	34,502	7,614	–
	426,163	253,871	84,057	13,560

(1)	Includes geological services of $132,600 (2025 - $93,915) for the nine months ended September 30, 2026

Balances outstanding with related parties are included within accounts payable and accrued liabilities.

Note payable

There were no loans to key management personnel or their management entities during the nine months ended September 30, 2026. On June 7, 2024, the Company executed a promissory note with John Power, for US$100,000 at 6% with a January 2, 2026 maturity date. The promissory note was paid off in December 2025.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025, Brie purchased 145,455 units in the offering.

As part of the private placement of units on December 4, 2025, Brie purchased 8,417 units in the offering.

Capital Structure

On April 2, 2026, the Company completed a share consolidation on the basis of one (1) new common share issued for every 9.9 common shares previously held. All share and per share information has been retrospectively adjusted within the financial statements and this MD&A.

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As at September 30, 2026, the Company’s capital structure was as follows:

September 30, 2026
Common shares	35,866,732
Warrants	3,926,930
Stock Options	3,007,576

Subsequent Events

On October 20, 2026, Benjamin Kuzmich resigned as Vice President of Exploration and continues to provide services to the Company as Lead Technical Advisor, and Jordan Quinn was appointed Vice President of Exploration.

On October 25, 2026, 48,485 finders’ warrants exercisable at $1.19 expired unexercised.

On October 27, 2026, the Company announced a non-brokered private placement to raise up to $1,000,000 through the issuance of up to 5,000,000 units of the Company at a price of $0.20 per unit. Each unit will consist of one common share and one common share purchase warrant, with each warrant being exercisable to purchase one common share at a price of $0.25 for 36 months from the date of issuance.

Financial Instruments and Risk Management

Information about the Company’s financial instruments is disclosed in the financial statements at Note 8.

Material Accounting Policies

Initial Adoption of IFRS

The Company’s financial statements for the year ended December 31, 2025, were the first annual consolidated financial statements that it prepared in compliance with IFRS. The financial statements for the three and six months ended June 30, 2025, were the first condensed interim consolidated financial statements prepared by the Company in accordance with IFRS. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Additionally, the Company’s financial statements and the comparative information in this MD&A have been retroactively prepared in accordance with IFRS Accounting Standards effective January 1, 2023.

Change in Presentation Currency

Prior to January 1, 2026, the Company presented its financial statements in United States dollars (USD). Effective January 1, 2026, the Company changed its presentation currency to the Canadian dollar (CAD) to better reflect the Company’s business activities.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, all periods presented in the financial statements and this MD&A have been translated into CAD.

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Change in Functional Currency

In light of the Company’s recent acquisitions of mineral properties located in Canada coupled with its re-domestication into Canada, the Company reassessed its functional currency and concluded it to be CAD. The change in functional currency was effective as of January 1, 2026. Prior to January 1, 2026, the functional currency of the Company was the USD. The change in functional currency is due to the increased exposure to CAD as a result of its redirected strategic focus in the acquisition and exploration of Canadian mineral property interests. The Company’s operating activities are also predominantly in Canada with exposure to CAD.

New accounting policies

Certain pronouncements have been issued by the IASB that were effective for the Company’s accounting period beginning on January 1, 2026. The adoption of these standards has not had a material impact on disclosures or amounts reported in these financial statements.

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date. Other clarifications include guidance on the classification of financial assets with ESG-linked features, non-recourse loans and contractually linked instruments.

Recently issued but not yet effective accounting standards

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards as outlined below, which have been published but are only effective for the Company’s accounting period beginning on January 1, 2027.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”). This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing, and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category.

The Company is currently assessing the impact that the adoption of IFRS 18 will have on its financial statements.

Risks and Uncertainties

Since the formation of the Company, it has not generated any revenue. As an early-stage company, the Company is subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to generate revenue or attain profitability.

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Natural resource exploration, and exploring for gold, is a business that by its nature is very speculative. There is a strong possibility that we will not discover gold or any other mineralization which can be mined or extracted at a profit. Even if we do discover gold or other deposits, the deposit may not be of the quality or size necessary for us or a potential purchaser of the property to make a profit from mining it. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected geological formations, geological formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labor are just some of the many risks involved in mineral exploration programs and the subsequent development of gold deposits.

The Company business is exploring for gold and other minerals. If the Company discovers commercially exploitable gold or other deposits, revenue from such discoveries will not be generated unless the gold or other minerals are mined.

Mining and mineral exploration activities in Canada and the United States are subject to federal, provincial/state and local laws and regulations, including stringent environmental, health and safety laws. In the event operational responsibility is assumed for mining our properties, the Company may be unable to comply with current or future laws and regulations, which can change at any time. Changes to these laws may adversely affect any of the Company potential mining operations. Moreover, compliance with such laws may cause substantial delays and require capital outlays greater than those the Company anticipates, adversely affecting any potential mining operations. Future mining operations, if any, may also be subject to liability for pollution or other environmental damage. The Company may choose not to be insured against this risk because of high insurance costs or other reasons.

The volatility of global capital markets has generally made the raising of capital by equity or debt financing more difficult. While the Company has successfully raised funds in the past, the Company may have a dependency upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

The Company may be unable to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If market volatility persists or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted. As the Company’s operations expand and reliance on global supply chains increases, the impact of tariffs and other trade barriers, pandemics (such as COVID-19), significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The United States recently introduced broad tariffs against Canada, Mexico and China and has threatened to do so against other countries, resulting in retaliatory tariffs or the threat of retaliatory tariffs. Further, support for protectionism and rising anti-globalization sentiment in Canada, the United States and other countries may slow global growth. In particular, a protracted and wide-ranging trade conflict between the United States and various other countries, including Canada, Mexico and China, could adversely affect global economic growth. The ongoing conflicts between Russia and Ukraine and in the Middle East, including the global response to such conflicts as it relates to sanctions, trade embargos, export controls, military support and any restrictive actions in response thereto, have resulted in significant uncertainty as well as economic and supply chain disruptions, changes in commodity prices and implications in the financial markets. Should another significant variant of COVID-19 develop or the conflicts between Russia and Ukraine or in the Middle East go on for an extended period of time or expand territorially, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in our filings under Canadian securities legislation is recorded, processed, summarized, and reported within the time periods specified by applicable rules and that such information is made known to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), in a timely manner.

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Management has evaluated the effectiveness of the Company’s DC&P as of the end of the period covered by this report, in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO concluded that the Company’s DC&P were not effective as of that date due to the existence of a material weakness in internal control over financial reporting, specifically relating to:

•	limited segregation of duties;

•	a lean corporate governance structure typical of early-stage exploration issuers; and

•	insufficient formalized management review controls over certain financial reporting processes.

These weaknesses arise primarily due to the Company’s current scale of operations and limited staffing levels.

Management continues to assess the most cost-effective means of strengthening DC&P and internal control over financial reporting (“ICFR”). As is common among junior exploration companies, the volume of transactions and available financial resources does not currently justify additional full-time finance personnel. Management anticipates that meaningful remediation may require future growth in operations, at which time increased staffing and enhanced formal controls can be implemented.

Changes in Internal Control over Financial Reporting (ICFR):

Management also evaluated whether any changes occurred to ICFR during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes occurred during the quarter.

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Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, KOBY KUSHNER, Chief Executive Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended September 30, 2026.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 12, 2026.

/s/ Koby Kushner

Koby Kushner

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, TYLER MINNICK, Chief Financial Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended September 30, 2026.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 12, 2026.

/s/ Tyler Minnick

Tyler Minnick

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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